March 27, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Office of Filings, Information & Consumer Services

RE:    Global X Funds ("Trust") File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 509

Ladies and Gentlemen:

Included herewith for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, is one copy of Post‑Effective Amendment No. 509 to the Trust’s Registration Statement on Form N‑1A (“Amendment”). The Amendment is being filed for the purpose of adding one new series to the Trust: Global X TargetIncomeTM US 10-Year Treasury +2% ETF.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (704) 806-2387.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel